Exhibit 99.2

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto to invest US$469 million in development of Kennecott Eagle nickel and copper mine
15 June 2010
Rio Tinto is to invest US$469 million in constructing the Kennecott Eagle nickel and copper mine in Michigan’s Upper Peninsula (USA) following receipt of final environmental approvals. Construction of the mine and mill will begin this year and first production is expected in late 2013.
Andrew Harding, chief executive Copper, said, “Moving to the construction phase of Eagle is part of our strategy to increase investment in attractive growth projects in 2010. The long-term demand outlook remains strong for both nickel and copper and bringing Eagle on stream will give us greater benefit from that growth”.
Eagle will be the only primary nickel mine in the US, and is the first new mining operation to be built in Michigan in decades, under some of the most stringent environmental permitting rules in the US. “This reflects an environmentally responsible and community focused operation,” said Mr. Harding.
Eagle will produce separate nickel and copper concentrates containing an average of 17,300 and 13,200 tonnes per year of nickel and copper metal respectively over six years. Funding will enable construction of a new underground mine, associated surface facilities for servicing the mine, rehabilitation of an existing mill and development of a multi-use access road. The Upper Peninsula of Michigan is a highly prospective region for nickel and copper exploration and Rio Tinto is actively exploring for additional resources in the immediate area.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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